SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

                                                                                                                ________42806J106_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ January 3, 2017________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 42806J106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,717,400 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,717,400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,717,400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.07%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42806J106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,207,900 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,345,900 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,345,900 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.83%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42806J106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 6,200 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 6,200 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 6,200 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 42806J106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 42806J106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership I.D. No. 13-3191826
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 42806J106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,900 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,900 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,900 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42806J106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 220 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 220 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 220 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42806J106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42806J106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 148,360 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 148,360 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 148,360 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.18%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Hertz Global Holdings, Inc. (the "Issuer"), a Delaware corporation with principal offices located at 8501 Williams Road, Estero, Florida 33928.

Item 2. Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT), CIBL, Inc. ("CIBL") and ICTC Group, Inc. ("ICTC"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Associated Capital Group, Inc. ("AC"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli & Company Investment Advisers, Inc. ("GCIA"), G.research, LLC ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"),  Mario Gabelli, LICT, CIBL and ICTC.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research, a wholly owned subsidiary of GCIA, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, The Gabelli Go Anywhere Trust, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
ICTC is a holding company with subsidiaries in voice, broadband and other telecommunications services, primarily in the rural telephone industry. ICTC makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of ICTC.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, AC, GCIA, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.  ICTC Group Inc. is a Delaware corporation having its principal place of business as 556 Main Street, Nome, North Dakota 58062.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $168,621,893 to purchase the Securities reported as beneficially owned in Item 5.  GAMCO and Gabelli Funds used approximately $104,136,626 and $59,639,530,  respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients.  Foundation used approximately $307,754 of funds of a private entity to purchase the Securities reported by it. MJG used approximately $4,216,915 of private funds to purchase the Securities reported by it. GBL used approximately $5,048 of working capital to purchase the Securities reported by it. GGCP used approximately $154,095 of working capital to purchase the Securities reported by it. MJG-IV used approximately $161,925 of funds of a private entity to purchase the Securities reported by it.

Item 4. Purpose of Transaction
                             Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties, with management or with Directors in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the Company Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the Company Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all Reporting Persons exceeds 25% of the total voting position of the Issuer, one or more of the filing persons may transfer voting and/or dispositive power over shares to independent committees of directors or the owners of such shares. Such committees vote and/or consider disposition of such shares independently of the Reporting Persons.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 4,233,980 shares, representing 5.10% of the 82,966,420 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarterly period ended September 30, 2016.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds GCIA Foundation Mario Gabelli GBL GGCP MJG-IV	2,345,900 1,717,400 6,200 10,000 148,360 220 2,900 3,000	2.83% 2.07% 0.01% 0.01% 0.18% 0.00% 0.00% 0.00%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GCIA is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 138,000 of its reported shares,  (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisors, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7. Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit B in the Initial Schedule 13D of the Reporting Persons with respect to Lincare Holdings Inc.
Exhibit A:	Joint Filing Agreement
Exhibit B:	Powers of Attorney to David M. Goldman and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 4, 2017

GGCP, INC.
MARIO J. GABELLI
GABELLI FOUNDATION, INC.
MJG-IV LIMITED PARTNERSHIP

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – Associated Capital Group, Inc.
& GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Michael J. Mancuso David Goldman Tiffany Hayden	See above See above Chief Financial Officer General Counsel Secretary

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Richard L. Bready	Former Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman of the Board
Officers:
Mario J. Gabelli Douglas R. Jamieson Patrick Dennis Kevin Handwerker Agnes Mullady David Fitzgerald
Executive Chairman

President and Chief Executive Officer

Executive Vice President and Chief Financial Officer

Executive Vice President, General Counsel and Secretary

Executive Vice President

Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson Patrick Dennis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Executive Vice President, Chief Financial Officer Executive Vice President, General Counsel and Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity Patrick Dennis Maria Gigi	President Executive Vice President and Chief Financial Officer Controller
Bruce N. Alpert Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Secretary Assistant Secretary Chief Compliance Officer

                               SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-HERTZ GLOBAL HOLDNGS, INC.

          MJG-IV LTD PARTNERSHIP
                      12/29/16            3,000-           21.3458
                      11/28/16            1,500            25.8340
                      11/08/16            2,300            21.4743
          GABELLI FOUNDATION, INC.
                      12/20/16            2,000            22.4600
                      12/16/16            4,000            22.2400
                      12/13/16              500            24.6320
                      11/18/16              700            25.6486
                      11/14/16              500-           28.0214
                      11/08/16              500            17.6140
          MARIO J. GABELLI
                      12/30/16            2,000            21.5586
                      12/28/16           80,000            21.6948
                      12/20/16           27,000            22.5248
                      12/20/16            1,000            22.5700
                      12/16/16            1,200            22.3200
                      12/16/16            3,000            22.3200
                      12/12/16            4,800            23.2013
                      12/02/16              800            24.5800
                      11/18/16              500            25.3940
                      11/08/16              700            17.6100
          GABELLI SECURITIES, INC.
                       1/03/17              500            22.3350
                      12/27/16            2,500            22.0269
                      11/08/16              900-           26.5111
            ALCE PARTNERS
                      12/16/16            2,000            22.4300
          GAMCO INVESTORS, INC.
                      12/13/16              100-           24.1495
                      11/08/16              125-           19.0295
          GAMCO ASSET MANAGEMENT INC.
                       1/03/17           92,893            21.9227
                       1/03/17              300            21.7817
                       1/03/17            5,000            22.4265
                       1/03/17              200-           21.7695
                       1/03/17           17,280            22.0664
                       1/03/17              300            21.8933
                      12/30/16          124,364            21.4522
                      12/30/16            1,000            21.4800
                      12/30/16            1,200-           21.7720
                      12/30/16            9,000            21.6805
                      12/29/16              300            21.4317
                      12/29/16            1,000            21.4500
                      12/29/16              600-           21.3295
                      12/29/16              400-           21.2895
                      12/29/16           28,304            21.3480
                      12/29/16            1,000-           21.4096
                      12/28/16              320-           21.8695
                      12/28/16              500-           21.9195
                      12/28/16           22,000            21.4455
                      12/28/16            6,000-           21.3878
                      12/28/16              350-           21.9995
                      12/27/16            5,000            22.1650
                      12/27/16            2,400-           22.0195
                      12/27/16              540-           21.8528
                      12/27/16              600-           21.8605
                      12/27/16            2,420-           22.0098
                      12/27/16              750-           21.9002
                      12/27/16              790-           21.9195
                      12/27/16            3,900            22.1364
                      12/27/16              300-           21.9598
                      12/27/16            9,770-           21.9072
                      12/27/16              200-           22.0738
                      12/27/16              400            22.3800
                      12/23/16            3,700            21.9989
                      12/23/16              300            21.9300
                      12/23/16            1,500            21.9893
                      12/23/16           37,400            22.0588
                      12/23/16            5,000            22.0850
                      12/23/16            3,500-           22.1681
                      12/23/16              400            22.0956
                      12/23/16            5,000            22.0900
                      12/22/16            5,750-           22.1988
                      12/22/16            1,500-           21.9378
                      12/22/16           32,720            22.1157
                      12/22/16           45,000            22.0711
                      12/22/16            1,000-           21.9534
                      12/22/16              200-           22.3195
                      12/21/16           20,500            22.6942
                      12/21/16              200            22.4925
                      12/21/16            1,700-           22.4639
                      12/21/16            1,300-           22.4995
                      12/21/16           33,000            22.6062
                      12/21/16              200-           22.4713
                      12/20/16              200-           22.2613
                      12/20/16           32,738            22.4371
                      12/20/16            4,900            22.4377
                      12/20/16            1,200            22.4125
                      12/20/16            6,000            22.4899
                      12/20/16              800            22.4827
                      12/20/16            9,000            22.5068
                      12/20/16           15,000            22.4395
                      12/20/16            1,000            22.4599
                      12/20/16            5,762            22.5850
                      12/20/16           21,800-           22.4038
                      12/19/16            1,238            22.5850
                      12/19/16           25,000            23.0186
                      12/19/16           21,562            22.7953
                      12/19/16            1,000            22.9899
                      12/19/16            1,200-           22.6995
                      12/19/16            1,500            22.7673
                      12/19/16              800-           22.9057
                      12/19/16            6,600-           22.6113
                      12/19/16              400            23.0032
                      12/19/16            2,500            22.8760
                      12/16/16            2,000-           22.5235
                      12/16/16           13,100            22.6297
                      12/16/16            4,100-           22.5224
                      12/15/16            1,000            22.8270
                      12/15/16            4,000            22.8746
                      12/15/16            8,220-           22.6474
                      12/15/16           26,600            22.5869
                      12/15/16           56,300            22.4153
                      12/15/16           29,439            22.2798
                      12/15/16            2,000            22.9865
                      12/15/16              200            22.9619
                      12/14/16            7,000            23.7714
                      12/14/16           21,000            23.6632
                      12/14/16              800            24.1067
                      12/14/16            2,800            24.1892
                      12/14/16              280-           23.5631
                      12/14/16            3,200-           23.5632
                      12/14/16           16,200            23.6594
                      12/14/16            1,000            24.3203
                      12/14/16            3,000            24.3453
                      12/13/16              200            22.7747
                      12/13/16              240-           25.1231
                      12/13/16              200-           23.3144
                      12/13/16            5,000            24.4006
                      12/13/16              200-           24.1080
                      12/13/16            6,620-           23.2378
                      12/13/16              100-           23.2975
                      12/13/16              500-           23.4995
                      12/13/16              280-           23.2377
                      12/13/16              200-           23.2976
                      12/13/16              300            24.1700
                      12/13/16            2,180            22.7600
                      12/13/16            2,000            22.7200
                      12/12/16            1,120-           23.6220
                      12/12/16           11,500-           23.3135
                      12/12/16              200-           23.1145
                      12/12/16            1,400            23.6649
                      12/12/16            1,000            23.6675
                      12/12/16            4,500-           23.6221
                      12/12/16              900-           23.1701
                      12/12/16           33,000            23.3230
                      12/12/16           15,400            23.2221
                      12/12/16            1,100            23.2891
                      12/09/16           10,000            24.2017
                      12/09/16           20,000            24.2800
                      12/09/16              400-           24.1394
                      12/09/16            9,500-           24.1224
                      12/09/16           15,100            24.0706
                      12/09/16            1,800            24.1625
                      12/09/16            6,000            24.1999
                      12/09/16            8,200            24.2010
                      12/09/16            6,000-           24.3195
                      12/09/16            6,000            24.2917
                      12/08/16              840-           24.1628
                      12/08/16            7,000            24.5557
                      12/08/16            3,200-           24.1629
                      12/08/16           50,000            23.9471
                      12/07/16            2,000            25.1700
                      12/07/16           50,000            25.0950
                      12/07/16            5,100-           25.0658
                      12/06/16              600-           25.0627
                      12/06/16            3,700            25.1748
                      12/06/16            2,000-           25.3720
                      12/06/16              700-           25.0894
                      12/06/16          120,000            25.0319
                      12/06/16            2,000-           25.2613
                      12/05/16           14,800            24.9027
                      12/05/16            1,200            25.1517
                      12/05/16            2,000            24.8854
                      12/05/16            1,000-           24.6695
                      12/05/16            3,000            24.8954
                      12/05/16              600-           24.6694
                      12/02/16            4,000-           24.2301
                      12/02/16              300            24.7200
                      12/02/16            8,000-           24.6063
                      12/02/16              300-           24.6428
                      12/02/16              500            24.4899
                      12/01/16              200-           25.4109
                      12/01/16              200            25.5100
                      12/01/16              400-           24.9720
                      12/01/16              300            25.2400
                      11/30/16              600-           25.0994
                      11/30/16           20,900-           25.2054
                      11/30/16              400-           25.2019
                      11/30/16            8,000-           25.1954
                      11/29/16            1,500-           24.9196
                      11/29/16            4,000            25.3163
                      11/29/16              120-           25.1608
                      11/29/16              660-           25.1607
                      11/29/16            1,300-           25.2253
                      11/29/16            1,300            25.2169
                      11/29/16            4,000            25.2721
                      11/29/16              400            25.3163
                      11/29/16              140-           25.1025
                      11/29/16              250-           25.2254
                      11/28/16              800-           25.5934
                      11/28/16            1,600-           25.4745
                      11/28/16           21,198-           25.4239
                      11/28/16            8,000-           25.5884
                      11/28/16              260-           25.5579
                      11/28/16           17,040            25.7002
                      11/28/16              120-           25.4294
                      11/25/16              400            25.9550
                      11/25/16              400            26.5199
                      11/25/16            4,400-           25.8140
                      11/25/16           11,600-           26.0126
                      11/25/16              400-           25.7694
                      11/25/16              700            26.0157
                      11/25/16              900-           26.6362
                      11/25/16              400-           25.8040
                      11/25/16            1,000-           25.8695
                      11/23/16            1,000            26.0017
                      11/23/16            4,000            26.2227
                      11/23/16            1,400            26.0117
                      11/23/16              240-           26.1370
                      11/23/16           19,000            26.1010
                      11/23/16            2,400-           26.1248
                      11/23/16            7,430-           26.0856
                      11/23/16           24,000-           25.9965
                      11/23/16              500            26.1559
                      11/23/16            6,000-           26.0015
                      11/22/16            2,000            26.1655
                      11/22/16              150            25.7667
                      11/22/16            7,080-           25.6550
                      11/22/16            2,000-           25.7462
                      11/22/16           11,180            26.1501
                      11/22/16              300            26.2578
                      11/22/16              400            25.9900
                      11/22/16              160-           25.9934
                      11/22/16            1,000            25.9665
                      11/22/16            7,000            25.9534
                      11/22/16            2,000            25.9086
                      11/22/16              250            25.8900
                      11/22/16            1,460-           25.7717
                      11/22/16              500            25.8000
                      11/21/16            2,000-           25.8166
                      11/21/16            1,000            25.9570
                      11/21/16            2,300-           25.7836
                      11/21/16              600            25.7469
                      11/21/16              600            25.8800
                      11/21/16            1,000            25.9550
                      11/21/16           18,050            25.8923
                      11/21/16            1,260-           25.9194
                      11/18/16           10,000            25.6251
                      11/18/16            1,800            25.4597
                      11/18/16              600            25.5889
                      11/18/16            1,700            25.5148
                      11/18/16           16,600            25.2724
                      11/17/16              200            25.9953
                      11/17/16            2,600            26.1392
                      11/17/16            1,400            25.2053
                      11/17/16            1,100-           25.4058
                      11/16/16              200-           26.8844
                      11/16/16            5,500-           26.8733
                      11/16/16            1,200            27.0591
                      11/16/16            4,500-           26.8076
                      11/16/16              800            26.9912
                      11/16/16            1,200-           26.8994
                      11/16/16              700            26.9843
                      11/16/16              150-           26.8694
                      11/16/16              180-           26.8934
                      11/16/16            5,900            27.2897
                      11/15/16              400            27.1900
                      11/15/16              500-           27.3594
                      11/15/16            2,000            27.0149
                      11/15/16           13,200            27.1490
                      11/15/16            2,000            27.1690
                      11/15/16              500            27.1860
                      11/15/16              320-           27.2694
                      11/15/16            4,300            27.1953
                      11/15/16            6,500-           27.1841
                      11/15/16            2,000            27.2945
                      11/15/16            1,300-           27.3334
                      11/15/16              920-           27.3295
                      11/15/16              500-           27.3194
                      11/15/16              600-           27.3394
                      11/15/16              900-           27.2995
                      11/15/16            1,500-           27.2294
                      11/14/16              500-           28.1994
                      11/14/16            1,150-           28.0902
                      11/14/16              200            28.1425
                      11/14/16            3,000-           28.0743
                      11/14/16           14,920-           28.0903
                      11/14/16            2,000            28.0300
                      11/14/16            1,820            28.0197
                      11/14/16            4,000            28.0022
                      11/14/16           19,600            28.0010
                      11/14/16              400            28.0224
                      11/14/16           20,000-           28.0078
                      11/14/16               20-           28.2000
                      11/14/16               80-           28.2002
                      11/14/16            1,794-           28.2003
                      11/14/16            4,826-           28.2004
                      11/11/16           15,000-           28.4777
                      11/11/16              280-           27.8171
                      11/11/16              220-           27.8226
                      11/11/16              400-           27.8336
                      11/11/16               60-           27.8397
                      11/11/16               80-           27.8587
                      11/11/16              120-           27.8918
                      11/11/16              540-           27.8970
                      11/11/16              980-           27.8971
                      11/11/16              100-           27.8993
                      11/11/16              720-           27.8994
                      11/11/16              160-           27.9084
                      11/11/16              140-           27.9321
                      11/11/16              140-           27.9249
                      11/11/16              410-           28.2218
                      11/11/16              140-           28.2217
                      11/11/16               40-           27.7652
                      11/11/16            1,120-           27.7387
                      11/11/16           12,400            28.6425
                      11/11/16              160-           27.5758
                      11/11/16            2,860-           28.3782
                      11/11/16              720-           28.1028
                      11/11/16            1,000-           28.6439
                      11/11/16              900            28.1667
                      11/11/16              200            28.0793
                      11/11/16              960-           28.0436
                      11/11/16              960-           28.0420
                      11/11/16              120-           27.7388
                      11/11/16            2,790-           27.9799
                      11/11/16              360-           27.9667
                      11/11/16              260-           27.9545
                      11/11/16              160-           27.9526
                      11/11/16              240-           27.9516
                      11/11/16            3,760-           27.9494
                      11/11/16              290-           27.9493
                      11/11/16               40-           27.9492
                      11/11/16            1,000-           27.9281
                      11/11/16              180-           27.9392
                      11/11/16              300-           27.9316
                      11/10/16              400-           28.5952
                      11/10/16              200            28.4735
                      11/10/16              120-           28.4718
                      11/10/16           16,080-           28.4850
                      11/10/16            6,700-           28.4883
                      11/10/16              160-           28.4906
                      11/10/16            3,400-           28.4926
                      11/10/16              280-           28.4932
                      11/10/16           16,840-           28.4933
                      11/10/16              380-           28.5099
                      11/10/16            2,740-           28.5100
                      11/10/16              160-           28.5101
                      11/10/16              200-           28.5118
                      11/10/16           16,405-           28.5119
                      11/10/16              420-           28.5251
                      11/10/16              500            28.7249
                      11/10/16              560-           28.5305
                      11/10/16           35,000-           28.5331
                      11/10/16               30-           28.5393
                      11/10/16            6,000            28.7229
                      11/10/16              458-           28.5394
                      11/10/16              319-           28.5395
                      11/10/16            2,500-           28.5547
                      11/10/16           18,885-           28.5548
                      11/10/16              200            28.8300
                      11/10/16            4,500-           28.5953
                      11/10/16            4,600-           28.6248
                      11/10/16               75-           28.6793
                      11/10/16              200-           28.8304
                      11/10/16              200            28.7299
                      11/09/16              400            25.7900
                      11/09/16               80-           27.6794
                      11/09/16            2,500-           27.6261
                      11/09/16           15,000-           27.9436
                      11/08/16           10,000            18.1622
                      11/08/16              200            17.7029
                      11/08/16              100            17.6600
                      11/08/16           11,490            18.4529
                      11/08/16            1,000            17.4800
                      11/08/16              200            17.3999
                      11/08/16           11,400-           24.1461
                      11/08/16              110            18.4530
                      11/08/16              800            18.5737
                      11/08/16              400            17.5175
                      11/08/16              200-           17.5796
                      11/08/16              300            26.6100
                      11/08/16            1,200-           18.3692
                      11/08/16           15,240            19.4511
                      11/07/16              200            34.4550
                      11/07/16              440            34.2700
                      11/07/16            2,000-           34.7961
                      11/07/16            1,360-           34.4516
                      11/07/16            1,200-           34.7686
                      11/04/16              600-           33.6333
                      11/04/16              400-           33.6332
                      11/04/16              260-           33.8310
          GGCP, INC.
                      12/27/16              600-           21.9683
                      12/23/16            1,400-           22.0159
                      11/21/16            1,500            25.8785
          GABELLI FUNDS, LLC.
             GABELLI FOCUS FIVE FUND
                      12/27/16           20,000            21.9245
                      12/22/16           20,000            21.9762
                      12/20/16           20,000            22.4621
                      12/19/16           25,000            22.7007
                      12/16/16           25,000            22.8046
                      12/14/16           50,000            23.5568
                      11/08/16           15,000            18.5280
             GABELLI VALUE PLUS TRUST PLC
                      12/27/16           12,043            21.9300
                      12/23/16            5,957            21.9300
                      12/22/16            2,000            21.9763
                      12/16/16            8,000            22.5383
                      12/15/16            4,000            22.7500
                      12/12/16           14,000            23.5529
                      12/02/16            4,000            24.6110
                      11/22/16            2,000            25.9477
                      11/16/16            4,000            26.9490
                      11/09/16            1,000-           28.3844
                      11/08/16            2,500            18.1622
                      11/07/16            1,500-           35.1565
             GABELLI SMALL CAP GROWTH FUND
                      12/29/16          150,000            21.4547
                      12/28/16          200,000            21.6077
                      12/27/16          197,617            21.8934
                      12/22/16          176,383            21.9763
                      11/18/16            4,000-           25.4003
                      11/08/16            5,500            18.1622
             GABELLI GLOBAL SMALL AND MIDCAP VALUE TRUST
                      12/22/16            8,000            21.9763
                      12/20/16            2,000            22.3800
                      12/13/16            3,000-           23.4695
                      11/07/16            2,000-           35.1222
             GABELLI GO ANYWHERE TRUST
                      12/27/16            5,400            22.0323
                      12/12/16            2,000            23.0200
                      11/18/16            1,000            25.6270
             GABELLI EQUITY TRUST
                      12/22/16           10,000            21.9621
                      12/20/16           39,827            22.3600
                      12/20/16           15,000            22.5300
                      12/19/16          110,173            22.8317
                      12/16/16           20,000            22.6100
                      12/14/16           15,000            24.6985
                      12/06/16           15,000            25.1511
                      11/14/16            5,000            28.1119
                      11/08/16            4,000            18.1622
             GABELLI EQUITY INCOME FUND
                      12/29/16           28,000-           21.3333
                      11/30/16            2,000-           25.2929
                      11/29/16            4,000-           25.2719
                      11/14/16            2,000            28.1119
             GABELLI DIVIDEND & INCOME TRUST
                      12/27/16           15,000-           21.9195
                      12/21/16           10,000            22.5070
                      12/20/16           10,000            22.3800
                      12/19/16           17,194            22.9060
                      12/16/16            7,806            22.5356
                      11/08/16            5,000            18.1622
             GABELLI CONVERTIBLE & INCOME SECURITIES FUND
                      12/30/16            3,000            21.4281
                      12/19/16            2,000-           22.7000
             GABELLI ASSET FUND
                       1/03/17            4,063-           22.0195
                      12/30/16           10,937-           21.6202
                      12/22/16           20,000-           21.8895
                      12/21/16           10,000-           22.3296
                      11/23/16            7,000-           25.9157
                      11/18/16            2,000-           25.4841
                      11/16/16            4,000-           26.8389
                      11/11/16           20,000-           27.6792
                      11/11/16            4,000-           28.7746
                      11/09/16            4,000-           28.7599
                      11/08/16            4,000-           24.6795
                      11/07/16            3,000-           35.0029
                      11/04/16            4,000-           33.6344
             GABELLI CAPITAL ASSET FUND
                      12/20/16            5,000            22.3800
                      11/10/16            2,000-           28.2704
                      11/08/16            4,000            18.1622
             GAMCO ALL CAP VALUE
                      12/20/16            2,500            22.7300
                      12/12/16            2,500            23.3400
                      11/22/16            5,000-           25.9304

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Hertz Global Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this January 4, 2017.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. MJG-IV LIMITED PARTNERSHIP By:/s/ Douglas R. Jamieson Douglas R. Jamieson Attorney-in-Fact
TETON ADVISORS, INC. GABELLI FUNDS, LLC By: /s/ David Goldman David Goldman General Counsel – Teton Advisors, Inc. & Gabelli Funds, LLC
GAMCO INVESTORS, INC. By:/s/ Kevin Handwerker Kevin Handwerker General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.
G.RESEARCH, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Executive Officer – Associated Capital Group,
       Inc.
     President – GAMCO Asset Management Inc.
     Vice President – Gabelli & Company Investment Advisers, Inc.
     Secretary – G.research, Inc.